Points Advances Partnership with Miles & More with Expansion of Hotel Booking Capabilities

Points Travel SaaS Booking Service Now Gives Miles & More Members the Ability to Redeem Their Award Miles for Hotel Bookings

Toronto, November 14, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, and Miles & More, Europe's leading frequent flyer and awards program with more than 300 partners, are expanding their partnership. Miles & More members can now redeem their award miles to pay for all or part of hotel bookings at over 200,000 hotels and resorts across the globe.

Miles & More was the first loyalty program to integrate their web and mobile properties with the Points Travel service, offering their members the ability to earn, on average, 4,000 miles per night on hotel bookings.

“We’re committed to constantly finding new ways to bring value to our partners and their programs and Points Travel, the first hotel booking template to enable earning and redeeming in a single booking experience, is a key realization of that,” said Rob MacLean, CEO of Points. “With this new functionality, Miles & More will deepen their member engagement by creating an even richer experience, and extend the value of their brand.”

“At Miles & More, we’re always looking for new innovations that can provide greater value to our members,” said Sven Helge Lampe, Associate Director Online Partnerships at Miles & More. “We look forward to growing our relationship with Points and leveraging Points Travel to offer our members more options to earn and redeem their award miles.”

Points Travel can be quickly integrated into any loyalty program’s web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. Currently available in six languages, the user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well as being able to redeem miles for bookings at thousands of hotels around the world.

For more information, visit the Miles & More implementation of the Points Travel platform at www.miles-and-more.com/en/hotels.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Miles & More
Miles & More is the largest frequent flyer and awards programme in Europe. More than 20 years of experience and collaboration with 300 partners make the Frankfurt-based operator, Miles & More GmbH, an expert in successful customer loyalty.

Miles & More members are not only able to earn and redeem miles when flying, but also with sophisticated brands in all areas of life, such as those offered by our partners in the areas of shopping and lifestyle, telecommunications and electronics, as well as hotels and car hire. They enjoy participation in an exclusive world of selected premium products as well as exclusive premium offers, for example in the Lufthansa WorldShop stores, popular flight awards and our secure Miles & More credit card portfolio. Particularly in its core markets – Germany, Austria and Switzerland – partner companies benefit from access to a sophisticated target group, and use award miles for customer retention.

Together with seven partners, the frequent flyer and award program commenced in Germany on 1 January 1993. Since September 2014, Miles & More GmbH has been an independent company and full subsidiary of Deutsche Lufthansa AG.

More information at www.miles-and-more.com and www.miles-and-more.com/presse

CONTACT
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474